# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRUSTMARK CORP, CIK 0000036146
CUSIP: 898402102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 248 East Capitol Street, P.O. Box 291, Jackson, Mississippi (MS), 39201
Date of event which requires filing of this statement: 02/04/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-044197
Filed by CIK 0001241883

## Reporting persons
- Robert M Hearin Support Foundation: type of reporting person: other (OO); citizenship or place of organization: Mississippi (MS); member of a group; sole voting power 2,660,000; shared voting power 0; sole dispositive power 2,660,000; shared dispositive power 0; aggregate amount beneficially owned 2,660,000 (4.53% of the class)
  Comment: This filing is to convert from Schedule 13D to Schedule 13G because the Reporting Persons' reasons for filing on Schedule 13D have ceased to be true for some time. The Reporting Persons are no longer the largest shareholder of Trustmark, and there is no longer any representative of either Reporting Person on the Board of Trustmark. Thus, the Reporting Persons are now passive investors. Since the last filing, Trustmark has repurchased shares. As a result, our beneficial ownership position was again above the 5% threshold, and we are filing to report that in light of our prior status as a Schedule 13D filer. However, we are also filing to report the sale of 40,000 shares on February 4, 2026 and 35,000 shares on February 5, 2026, which places us below the 5% threshold on the day before we file this Schedule 13G. Therefore, this will also be our exit Schedule 13G filing.
- The Robert M Hearin Foundation: type of reporting person: other (OO); citizenship or place of organization: Mississippi (MS); member of a group; sole voting power 240,000; shared voting power 0; sole dispositive power 240,000; shared dispositive power 0; aggregate amount beneficially owned 240,000 (0.41% of the class)
  Comment: This filing is to convert from Schedule 13D to Schedule 13G because the Reporting Persons' reasons for filing on Schedule 13D have ceased to be true for some time. The Reporting Persons are no longer the largest shareholder of Trustmark, and there is no longer any representative of either Reporting Person on the Board of Trustmark. Thus, the Reporting Persons are now passive investors. Since the last filing, Trustmark has repurchased shares. As a result, our beneficial ownership position was again above the 5% threshold, and we are filing to report that in light of our prior status as a Schedule 13D filer. However, we are also filing to report the sale of 40,000 shares on February 4, 2026 and 35,000 shares on February 5, 2026, which places us below the 5% threshold on the day before we file this Schedule 13G. Therefore, this will also be our exit Schedule 13G filing.

## Item 1. Issuer
Name of issuer: TRUSTMARK CORP
Address of issuer's principal executive offices: 248 East Capitol Street, P.O. Box 291, Jackson, MISSISSIPPI, 39201

## Item 2. Person Filing
Name of person filing: Robert M Hearin Support Foundation and The Robert M Hearin Foundation
Address of principal business office or, if none, residence: The present business address of both foundations is 400 West Parkway Place, Suite 101, Ridgeland, MS, 39157.
Citizenship: Both foundations are citizens of MISSISSIPI.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Exhibit A.
Percent of class: See Exhibit A.
Sole power to vote or to direct the vote: See Exhibit A.
Shared power to vote or to direct the vote: See Exhibit A.
Sole power to dispose or to direct the disposition: See Exhibit A.
Shared power to dispose or to direct the disposition: See Exhibit A.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
See attached for Exhibits A and B.

## Signatures
- Robert M Hearin Support Foundation: /s/ Robert M. Hearin, Jr., Robert M. Hearin, Jr., Trustee (02/10/2026)
- Robert M Hearin Support Foundation: /s/ Matthew L. Holleman, III, Matthew L. Holleman, III, Trustee (02/10/2026)
- Robert M Hearin Support Foundation: /s/ Steve M. Hendrix, Steve M. Hendrix, Trustee (02/10/2026)
- Robert M Hearin Support Foundation: /s/ Laurie Hearin McRee, Laurie Hearin McRee, Trustee (02/10/2026)
- Robert M Hearin Support Foundation: /s/ Alan W. Perry, Alan W. Perry, Trustee (02/10/2026)
- Robert M Hearin Support Foundation: /s/ Jackie Blackwell, Jackie Blackwell, Trustee (02/10/2026)
- Robert M Hearin Support Foundation: /s/ Phillip Sykes, Phillip Sykes, Trustee (02/10/2026)
- The Robert M Hearin Foundation: /s/ Robert M. Hearin, Jr., Robert M. Hearin, Jr., Trustee (02/10/2026)
- The Robert M Hearin Foundation: /s/ Matthew L. Holleman, III, Matthew L. Holleman, III, Trustee (02/10/2026)
- The Robert M Hearin Foundation: /s/ Steve M. Hendrix, Steve M. Hendrix, Trustee (02/10/2026)
- The Robert M Hearin Foundation: /s/ Laurie Hearin McRee, Laurie Hearin McRee, Trustee (02/10/2026)
- The Robert M Hearin Foundation: /s/ Alan W. Perry, Alan W. Perry, Trustee (02/10/2026)
- The Robert M Hearin Foundation: /s/ Jackie Blackwell, Jackie Blackwell, Trustee (02/10/2026)
- The Robert M Hearin Foundation: /s/ Phillip Sykes, Phillip Sykes, Trustee (02/10/2026)